Baby Barista

Formula made simple, finally.



It takes ~15 minutes to make one formula bottle.

That's a long time for a baby to cry.


Measure
Warm
Fill
Scoop
Gather
Mix
Clean
Cool
Serve
Store
Wash
Consume
Dispose

Baby Barista

With just the push of a button, Baby Barista's patented machine makes the perfect bottle in under 30 seconds.

3 patents issued!


baby barista

Baby Barista



Watch demo video at: youtube.com/watch?v=059Iv3Its58

Competition



To avoid contamination, users must disassemble and hand-wash multiple internal components after every 4th bottle.



Baby Barista

A Complete Feeding System


Packed with
Baby Barista
baby barista
BB
FEBRUARY 12, 2020
TODAY
WEEK
MONTH
ALL TIME
DATE RANGE

Formula by subscription box delivered in shelf-stable, aseptic pouches.

Prepare the perfect bottle in under 30 seconds.

Make bottles remotely, track feedings, and manage supplies.

Baby Barista

Manage Everything From Your Mobile Device


4:21 PM
100%
Mia
3 months, 7 days old
LAST FEED
2h40
ago
Bon Appétit!
8 oz
86° F

Bottle Preparation
Prepare bottles remotely (even from your bed at 3am)

Feeding Log
Track feedings automatically and share with your pediatrician

Shopping Cart
Easily order formula and supplies

Discover
Exclusive parenting content and community

My Profile
Ability to create different user profiles for multiple babies (twins, triplets, etc)

Baby Barista

Production Roadmap



MACHINE



Arrow Electronics Certification Program

Dedicated engineer expert at no cost to Baby Barista

Manufacturing, sourcing & supply chain guidance

CO-BRANDED FORMULA


Packed with
Baby Barista

Premium, organic formula

Secured formula partnership

Aseptic pouch supplier secured


WELCOME

Baby Barista

US Market Size


8.3% CAGR
TAM
$5.2B
Infant nutrition total
SAM
$2.6B
Infant formula sales
SOM
$1B
Liquid formula category

Sources:
1_ Fortune Business Insights, Infant Formula Market Size, Share & Industry Analysis, By Type, and Regional Forecast 2019-2026
2_ IBISWorld Reports, Infant Formula Manufacturing in the US, July 2019

Baby Barista

Business Model




Packed with
Baby Barista

$150 CAC → **$299 Purchase (63% Margin*)** → **$179 / Month (40% Margin*)** → **$3360 LTV**

*DTC Ecommerce

Baby Barista

Projected Financials

	2021	2022	2023	2024	2025
Revenue	0	1,074,564	13,951,799	53,015,903	109,729,6761
COGS	0	628,775	9,227,326	35,811,617	74,712,333
OpEx	546,408	1,846,573	6,478,528	12,418,828	17,353,448
EBITDA	**(546,408)**	**(1,400,784))**	**(1,754,055)**	**4,785,459**	**17,663,895**
EBITDA Margin %	*NM*	*NM*	*NM*	*9%*	*16.1%*

** Product launches Spring 2022

Baby Barista

Traction by the Numbers

Product

$800,000
Raised from friends and family

1
Fully functioning prototype

3
Issued patents

Business

Formula
Partnership secured

5
Retailers interested

Millions
Media impressions generated

Baby Barista

Baby Barista Buzz


Series Finalist
Top Ten Finalist
CALIFORNIA
BY DESIGN
AS SEEN ON


MOST
Fundable
COMPANIES
Baby Barista
$
success
profit
income
technolo


FAST COMPANY
06-24-20
The Baby Barista is like a Nespresso machine for baby formula

With a stylish machine, a connected app, and a subscription model, Baby Barista is designed by RKS to streamline the formula production process.

Click here to read the article

ANGELCON
AUDIENCE CHOICE AWARD 2020

MAKING LEMONADE

USA TODAY

Baby Barista

Social Impact Program

Hearts of Joy
INTERNATIONAL




Baby Barista
Infant Formula





Formula Donation → Recycled Pouches → Become Durable Goods → Helping Needy Children

Baby Barista

Team



Cara Armstrong
Founder & CEO

Baby Barista
Providence Health & Services



Sho Guo
COO

ObEN
Caesars Entertainment
UCLA Anderson School of Management



Lisa Silverstein
CFO

Disney
Chicago Booth



Jud Currie
VP of Sales

Baby Gourmet
Love Child organics
Colgate-Palmolive



Doug Levinson
Business Strategist

Berkeley University of California
Federal Reserve Bank of San Francisco
USC University of Southern California
Baby Barista

Strategic Advisors



Timothy Morck, PhD
Infant Nutrition



Teddy Zee
Technology



Richard Nanula
Partnerships



Libby Leffler
Strategy & Finance



Yvonne Johnson
Manufacturing

Abbott
Nestlé
Mead Johnson Nutrition

Columbia Pictures
VIZIO
Paramount
A ViacomCBS Company

AMGEN
Colony Capital
Disney

facebook
Google
COMPASS

NEOTech
NATEL EPIC OnCore
Matsushita®

Baby Barista

Fundraising

Raising $2M Seed Round

Uses of Funds

2%
IP

13%
Marketing

42%
Product Development
& Manufacturing

43%
OpEx

Baby Barista



Baby Barista

Formula made simple, finally.

Cara Armstrong, CEO
e. cara@mybabybarista.com
p. 818-642-5400
w. mybabybarista.com

HQ: Los Angeles, CA